Exhibit 99.1

BIO-TECHNE RELEASES THIRD QUARTER FISCAL 2023 RESULTS

Minneapolis/May 3, 2023/ Bio-Techne Corporation (NASDAQ: TECH) today reported its financial results for the third quarter ended March 31, 2023.

Third Quarter FY2023 Highlights

●Third quarter organic revenue increased by 3% (1% reported) to $294.1 million and 4% (2% reported) in the first nine months of fiscal 2023 to $835.4 million.

●GAAP earnings per share1) (EPS) was $0.43 versus $0.37 one year ago. Delivered adjusted EPS1) of $0.53, consistent with prior year adjusted EPS.

●Successful execution within our cell and gene therapy growth platform with another record quarter in GMP protein sales and completion of a 20% ownership stake in Wilson Wolf.

●Increased ExoDx Prostate test adoption and utilization continued to accelerate with test volume and associated revenue growing over 70%. The ExoDx Prostate test increased its addressable market by approximately 50% after receiving expanded Medicare coverage to include an annual test for patients with a prior negative biopsy but are thought to be at high risk for prostate cancer and are considering a repeat biopsy.

●Expansion of our spatial biology platform through a strategic partnership with Lunaphore to develop the first fully automated same-slide spatial multiomics solution.

1)On November 29, 2022, the company executed a four-for-one split of Bio-Techne’s common stock in the form of a stock dividend to all shareholders of record on November 14, 2022. All references made to share or per share amounts in this press release have been retroactively adjusted to reflect the effects of the stock split.

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). Adjusted diluted EPS, adjusted net earnings, adjusted gross margin, adjusted operating income, adjusted tax rate, organic growth, adjusted operating margin, earnings before interest, taxes, depreciation, and amortization (EBITDA), and adjusted EBITDA are non-GAAP measures that exclude certain items detailed later in this press release under the heading “Use of non-GAAP Adjusted Financial Measures.” A reconciliation of GAAP to non-GAAP financial measures is included in this press release.

"Our third quarter performance was consistent with our expectations, as we continue to lap high growth rates from the prior year, China continued to recover from Covid-related restrictions, and biotech funding considerations impacted a subset of our biopharma customers,” said Chuck Kummeth, President and Chief Executive Officer of Bio-Techne. “The team continued to effectively execute our strategy across the organization, enabling a 150 basis point sequential adjusted operating margin expansion to 37.0%.”

Kummeth continued, “Two of our highest growth businesses, Cell Therapy and Exosome Diagnostics, both had strong quarters. Our broad portfolio of Cell Therapy enabling workflow solutions remained in high demand, once again delivering double-digit growth, including a second consecutive record quarter for our GMP Proteins business. Our ExoDx Prostate test continued its streak of record-breaking quarters, as test volume increased over 70% for the fifth consecutive quarter and associated revenue grew over 85%.”

Kummeth concluded, “We are already seeing encouraging signs of a strong recovery in China, which combined with continued traction of our portfolio of innovative tools, bioactive reagents, and technologies positions the Company incredibly well for the future. We will continue to execute our long-term strategic plan, with a focus on delivering value to all of our stakeholders.”

Third Quarter Fiscal 2023

Revenue

Net sales for the third quarter increased 1% to $294.1 million. Organic growth was 3% compared to the prior year with foreign currency exchange having an unfavorable impact of 2% and acquisitions having an immaterial impact.

GAAP Earnings Results

GAAP EPS was $0.43 per diluted share, versus $0.37 in the same quarter last year. Prior year GAAP EPS was unfavorably impacted by a non-recurring loss of approximately $17.2 million on our ChemoCentryx investment. GAAP operating income for the third quarter of fiscal 2023 decreased 11% to $80.2 million, compared to $90.4 million in the third quarter of fiscal 2022. GAAP operating margin was 27.3%, compared to 31.1% in the third quarter of fiscal 2022. Prior year GAAP operating margin was favorably impacted by a non-recurring benefit related to the change in fair value of contingent consideration.

Non-GAAP Earnings Results

Adjusted EPS remained consistent with the same quarter in the prior year at $0.53 per diluted share with a reduction in adjusted operating income being offset by reduced net interest expense. Adjusted operating income for the third quarter of fiscal 2023 decreased 5% compared to the third quarter of fiscal 2022. Adjusted operating margin was 37.0%, compared to 39.6% in the third quarter of fiscal 2022. The decrease from the prior year was due to the non-recurring prior year revenue related to the ExoTru kidney transplant rejection agreement, unfavorable foreign currency exchange, and strategic growth investments including the Namocell acquisition.

Segment Results

Management uses adjusted operating results to monitor and evaluate performance of the Company’s business segments, as highlighted below.

Protein Sciences Segment

The Company’s Protein Sciences segment is one of the world’s leading suppliers of specialized proteins such as cytokines and growth factors, immunoassays, antibodies and reagents, to the biotechnology and academic research communities. Additionally, the segment provides an array of platforms useful in various areas of protein analysis. Protein Sciences segment’s third quarter fiscal 2023 net sales were $218.9 million, an increase of 3% from $213.2 million for the third quarter of fiscal 2022. Organic growth for the segment was 5%, with foreign currency exchange having an unfavorable impact of 2% and acquisitions having an immaterial impact. Protein Sciences segment’s operating margin was 45.1% in the third quarter of fiscal 2023 compared to 45.4% in the third quarter of fiscal 2022. The segment’s operating margin compared to the prior year was negatively impacted by unfavorable foreign currency exchange and the Namocell acquisition.

Diagnostics and Genomics Segment

The Company’s Diagnostics and Genomics segment provides blood chemistry and blood gas quality controls, hematology instrument controls, immunoassays and other bulk and custom reagents for the in vitro diagnostic market. The Diagnostics and Genomics segment also develops and provides in situ hybridization products as well as exosome-based diagnostics for various pathologies, including prostate cancer. The Diagnostics and Genomics segment’s third quarter fiscal 2023 net sales were $75.7 million, a decrease of 3% from $77.7 million for the third quarter of fiscal 2022. Organic revenue for the segment reduced by 2% from the prior year, with foreign exchange having an unfavorable impact of 1%. The Diagnostics and Genomics segment’s operating margin was 15.2% in the third quarter of fiscal 2023 compared to 25.0% in the third quarter of fiscal 2022. The segment’s operating margin declined due to the prior year revenue related to the ExoTru kidney transplant rejection agreement as well as strategic investments to drive future revenue growth.

Conference Call

Bio-Techne will host an earnings conference call today, May 3, 2023 at 8:00 a.m. CDT. To listen, please dial 1-877-300-8521 or 1-412-317-6026 for international callers, and reference conference ID 10177426. The earnings call can also be accessed via webcast through the following link https://investors.bio-techne.com/ir-calendar.

A recorded rebroadcast will be available for interested parties unable to participate in the live conference call by dialing 1-844-512- 2921 or 1-412-317-6671 (for international callers) and referencing Conference ID 10177426. The replay will be available from 11:00 a.m. CDT on Wednesday, May 3, 2023, until 11:00 p.m. CDT on Saturday, June 3, 2023.

Use of non-GAAP Adjusted Financial Measures:

This press release contains financial measures that have not been calculated in accordance with accounting principles generally accepted in the U.S. (GAAP). These non-GAAP measures include:

•	Organic growth
•	Adjusted diluted earnings per share
•	Adjusted net earnings
•	Adjusted tax rate
•	Adjusted gross margin
•	Adjusted operating income
•	Adjusted operating margin

• Earnings before interest, taxes, depreciation, and amortization (EBITDA)

• Adjusted EBITDA

We provide these measures as additional information regarding our operating results. We use these non-GAAP measures internally to evaluate our performance and in making financial and operational decisions, including with respect to incentive compensation. We believe that our presentation of these measures provides investors with greater transparency with respect to our results of operations and that these measures are useful for period-to-period comparison of results.

Our non-GAAP financial measure of organic growth represents revenue growth excluding revenue from acquisitions within the preceding 12 months, the impact of foreign currency, as well as the impact of partially-owned consolidated subsidiaries. Excluding these measures provides more useful period-to-period comparison of revenue results as it excludes the impact of foreign currency exchange rates, which can vary significantly from period to period, and revenue from acquisitions that would not be included in the comparable prior period. Revenues from partially-owned subsidiaries consolidated in our financial statements are also excluded from our organic revenue calculation, as those revenues are not fully attributable to the Company. There was no revenue from partially-owned consolidated subsidiaries for the quarter ended March 31, 2023 due to the sale of Changzhou Eminence Biotechnology Co., Ltd. (Eminence) in the first quarter of fiscal 2023. Revenue from partially-owned consolidated subsidiaries was $2.0 million for the nine months ended March 31, 2023.

Our non-GAAP financial measures for adjusted gross margin, adjusted operating margin, adjusted EBITDA, and adjusted net earnings, in total and on a per share basis, exclude stock-based compensation, the costs recognized upon the sale of acquired inventory, amortization of acquisition intangibles, acquisition related expenses inclusive of the changes in fair value of contingent consideration, and other non-recurring items including non-recurring costs, goodwill and long-lived asset impairments, and gains. Stock-based compensation is excluded from non-GAAP adjusted net earnings because of the nature of this charge, specifically the varying available valuation methodologies, subjection assumptions, variety of award types, and unpredictability of amount and timing of employer related tax obligations. The Company excludes amortization of purchased intangible assets, purchase accounting adjustments, including costs recognized upon the sale of acquired inventory and acquisition-related expenses inclusive of the changes in fair value contingent consideration, and other non-recurring items including gains or losses on legal settlements, goodwill and long-lived asset impairment charges, and one-time assessments from this measure because they occur as a result of specific events, and are not reflective of our internal investments, the costs of developing, producing, supporting and selling our products, and the other ongoing costs to support our operating structure. Additionally, these amounts can vary significantly from period to period based on current activity. The Company also excludes revenue and expense attributable to partially-owned consolidated subsidiaries in the calculation of our non-GAAP financial measures as the revenues and expenses are not fully attributable to the Company.

The Company’s non-GAAP adjusted operating margin and adjusted net earnings, in total and on a per share basis, also excludes stock-based compensation expense, which is inclusive of the employer portion of payroll taxes on those stock awards, restructuring, impairments of equity method investments, gain and losses from investments, and certain adjustments to income tax expense.

Impairments of equity investments are excluded as they are not part of our day-to-day operating decisions. Additionally, gains and losses from other investments that are either isolated or cannot be expected to occur again with any predictability are excluded.

Costs related to restructuring activities, including reducing overhead and consolidating facilities, are excluded because we believe they are not indicative of our normal operating costs. The Company independently calculates a non-GAAP adjusted tax rate to be applied to the identified non-GAAP adjustments considering the impact of discrete items on these adjustments and the jurisdictional mix of the adjustments. In addition, the tax impact of other discrete and non-recurring charges which impact our reported GAAP tax rate are adjusted from net earnings. We believe these tax items can significantly affect the period-over-period assessment of operating results and not necessarily reflect costs and/or income associated with historical trends and future results.

Investors are encouraged to review the reconciliations of adjusted financial measures used in this press release to their most directly comparable GAAP financial measures as provided with the financial statements attached to this press release.

Forward Looking Statements:

Our press releases may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Such statements involve risks and uncertainties that may affect the actual results of operations. The following important factors, among others, have affected and, in the future, could affect the Company’s actual results: the effect of new branding and marketing initiatives, the integration of new businesses and leadership, the introduction and acceptance of new products, the funding and focus of the types of research by the Company’s customers, the impact of the growing number of producers of biotechnology research products and related price competition,  general economic conditions, customer site closures or supply chain issues resulting from the COVID-19 pandemic, the impact of currency exchange rate fluctuations, and the costs and results of research and product development efforts of the Company and of companies in which the Company has invested or with which it has formed strategic relationships.

For additional information concerning such factors, see the section titled “Risk Factors” in the Company’s annual report on Form 10-K and quarterly reports on Form 10-Q as filed with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements we make in our press releases due to new information or future events. Investors are cautioned not to place undue emphasis on these statements.

Bio-Techne Corporation (NASDAQ: TECH) is a global life sciences company providing innovative tools and bioactive reagents for the research and clinical diagnostic communities. Bio-Techne products assist scientific investigations into biological processes and the nature and progress of specific diseases. They aid in drug discovery efforts and provide the means for accurate clinical tests and diagnoses. With thousands of products in its portfolio, Bio-Techne generated approximately $1.1 billion in net sales in fiscal 2022 and has approximately 3,000 employees worldwide. For more information on Bio-Techne and its brands, please visit www.bio techne.com.

Contact:	David Clair, Vice President, Investor Relations

David.Clair@bio-techne.com

612-656-4416

BIO-TECHNE CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands, except per share data)

(Unaudited)

	QUARTER		NINE MONTHS
	ENDED		ENDED
	3/31/2023	3/31/2022	3/31/2023	3/31/2022
Net Sales	$294,146	$290,376	$835,382	$817,371
Cost of sales	91,984	88,918	270,265	261,225
Gross margin	202,162	201,458	565,117	556,146
Operating Expenses:
Selling, general and administrative	99,238	89,269	291,624	276,137
Research and development	22,713	21,742	69,074	63,992
Total Operating Expenses	121,951	111,011	360,698	340,129
Operating income	80,211	90,447	204,419	216,017
Other income (expense)	(15)	(21,675)	45,924	6,317
Earnings before income taxes	80,196	68,772	250,343	222,334
Income taxes	9,978	8,628	40,385	21,150
Net earnings, including noncontrolling interest	$70,218	$60,144	$209,958	$201,184
Net earnings (loss) attributable to noncontrolling interest	-	(595)	179	(9,343)
Net earnings attributable to Bio-Techne	70,218	60,739	209,779	210,527
Earnings per share1):
Basic	$0.45	$0.39	$1.34	$1.34
Diluted	$0.43	$0.37	$1.30	$1.28
Weighted average common shares outstanding1)
Basic	157,311	157,087	157,071	156,899
Diluted	161,615	163,874	161,768	164,292

1)Prior period share and per share amounts have been retroactively adjusted to reflect the four-for-one stock split effected in the form of a stock dividend in November 2022.

BIO-TECHNE CORPORATION

CONSOLIDATED CONDENSED BALANCE SHEETS

(In thousands)

(Unaudited)

	3/31/2023	6/30/2022
ASSETS
Cash and equivalents	$127,282	$172,567
Short-term available-for-sale investments	29,915	74,462
Accounts receivable, net	216,415	194,548
Inventories	169,464	141,123
Other current assets	27,920	22,856
Total current assets	570,996	605,556

Property and equipment, net	223,571	223,242
Right of use asset	97,976	65,556
Goodwill and intangible assets, net	1,423,799	1,353,623
Other assets	283,354	46,828
Total assets	$2,599,696	$2,294,805

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued expenses	$81,279	$113,704
Contract liabilities	24,878	23,406
Income taxes payable	18,168	13,237
Contingent consideration payable	5,250	—
Operating lease liabilities - current	10,723	11,928
Current portion of long-term debt obligations	—	12,500
Other current liabilities	865	1,243
Total current liabilities	141,163	176,018

Deferred income taxes	94,607	98,994
Long-term debt obligations	370,000	243,410
Operating lease liabilities	93,267	58,133
Long-term contingent consideration payable	-	5,000
Other long-term liabilities	10,973	12,239
Stockholders' equity	1,889,686	1,701,011
Total liabilities and stockholders' equity	$2,599,696	$2,294,805

BIO-TECHNE CORPORATION

RECONCILIATION OF ADJUSTED GROSS MARGIN PERCENTAGE

(Unaudited)

	QUARTER		NINE MONTHS
	ENDED		ENDED
	3/31/2023	3/31/2022	3/31/2023	3/31/2022
Gross margin percentage - GAAP	68.7%	69.4%	67.6%	68.0%
Identified adjustments:
Costs recognized upon sale of acquired inventory	—%	0.0%	0.0%	0.2%
Amortization of intangibles	3.8%	3.5%	4.1%	3.7%
Stock compensation expense - COGS	0.1%	0.1%	0.1%	0.1%
Impact of partially-owned consolidated subsidiaries1)	—%	0.2%	0.0%	0.3%
Gross margin percentage - Adjusted	72.6%	73.2%	71.8%	72.3%

1) Includes the quarterly results of the partially-owned consolidated subsidiary prior to the sale of this partially-owned consolidated subsidiary to a third party in the first fiscal quarter of 2023.

BIO-TECHNE CORPORATION

RECONCILIATION OF ADJUSTED OPERATING MARGIN PERCENTAGE

(Unaudited)

	QUARTER		NINE MONTHS
	ENDED		ENDED
	3/31/2023	3/31/2022	3/31/2023	3/31/2022
Operating margin percentage - GAAP	27.3%	31.1%	24.5%	26.4%
Identified adjustments:
Costs recognized upon sale of acquired inventory	—%	—%	0.0%	0.2%
Amortization of intangibles	6.6%	6.3%	6.9%	6.7%
Acquisition related expenses and other	(0.5)%	(1.2)%	(1.1)%	(2.3)%
Eminence Impairment	—%	—%	—%	2.3%
Stock-based compensation, inclusive of employer taxes	3.6%	3.1%	5.1%	4.6%
Restructuring costs	0.0%	(0.1)%	0.4%	0.2%
Impact of partially-owned consolidated subsidiaries1)	—%	0.4%	0.0%	0.5%
Operating margin percentage - Adjusted	37.0%	39.6%	35.8%	38.6%

1) Includes the quarterly results of the partially-owned consolidated subsidiary prior to the sale of this partially-owned consolidated subsidiary to a third party in the first fiscal quarter of 2023. As disclosed in our use of Non-GAAP Adjusted Financial Measures, the adjusted operating margin percentages excludes partially-owned consolidated revenue and expense amounts. The excluded revenue attributable to partially-owned consolidated subsidiaries had no impact on the operating margin for the third quarter of fiscal 2023, and a 0.1% impact for the comparative prior period.  The excluded operating (income)/loss had no impact on the operating margin for the third quarter of fiscal 2023, and 0.3% impact for the comparative prior period. The excluded revenue attributable to partially-owned consolidated subsidiaries had a 0.1% impact on the operating margin for the first nine months of fiscal 2023 and had a 0.1% impact for the first nine months of fiscal 2022. The excluded operating (income)/loss had a (0.1)% impact on the operating margin for the first nine months of fiscal 2023, and 0.4% on the first nine months of fiscal 2022.

BIO-TECHNE CORPORATION

NON-GAAP ADJUSTED CONSOLIDATED NET EARNINGS and EARNINGS per SHARE

(In thousands, except per share data) (Unaudited)

	QUARTER		NINE MONTHS
	ENDED		ENDED
	3/31/2023	3/31/2022	3/31/2023	3/31/2022
Net earnings before taxes- GAAP	$80,196	$68,772	$250,343	$222,334
Identified adjustments attributable to Bio-Techne:
Costs recognized upon sale of acquired inventory	—	—	400	1,596
Amortization of intangibles	19,286	18,173	57,694	54,942
Acquisition related expenses and other	(1,187)	(3,616)	(8,670)	(19,046)
Eminence impairment	—	—	—	18,715
Gain on sale of partially owned consolidated subsidiaries	—	—	(11,682)	—
Stock-based compensation, inclusive of employer taxes	10,543	9,056	42,879	37,731
Restructuring costs	—	(291)	2,950	1,638
Investment (gain) loss and other non-operating	(314)	18,100	(38,328)	(16,530)
Impact of partially-owned consolidated subsidiaries1)	—	1,028	(420)	3,595
Net earnings before taxes - Adjusted1)	$108,524	$111,222	$295,166	$304,975
Non-GAAP tax rate	21.0%	21.2%	21.0%	21.2%
Non-GAAP tax expense	22,790	23,656	61,985	64,732
Non-GAAP adjusted net earnings attributable to Bio-Techne1)	$85,734	$87,566	$233,181	$240,243
Earnings per share - diluted - Adjusted1,2)	$0.53	$0.53	$1.44	$1.46

1) Includes the results of the partially-owned consolidated subsidiary prior to the sale of this partially-owned consolidated subsidiary to a third party in the first fiscal quarter of 2023.

2) Prior period share and per share amounts have been retroactively adjusted to reflect the four-for-one stock split effected in the form of a stock dividend in November 2022.

BIO-TECHNE CORPORATION

NON-GAAP adjusted tax rate (In percentages)

(Unaudited)

	QUARTER		NINE MONTHS
	ENDED		ENDED
	3/31/2023	3/31/2022	3/31/2023	3/31/2022
GAAP effective tax rate	12.4%	12.5%	16.1%	9.5%
Discrete items	7.1	9.1	3.5	14.3
Impact of non-taxable net gain	—	—	1.0	—
Annual forecast update	1.1	2.2	—	—
Long-term GAAP tax rate	20.6%	23.8%	20.6%	23.8%
Rate impact items
Stock based compensation	(1.5)%	(1.7)%	(2.0)%	(1.8)%
Other	1.9%	(0.9)%	2.4%	(0.8)%
Total rate impact items	0.4%	(2.6)%	0.4%	(2.6)%
Non-GAAP adjusted tax rate	21.0%	21.2%	21.0%	21.2%

BIO-TECHNE CORPORATION

SEGMENT REVENUE

(In thousands)

(Unaudited)

	QUARTER		NINE MONTHS
	ENDED		ENDED
	3/31/2023	3/31/2022	3/31/2023	3/31/2022
Protein Sciences segment revenue	$218,903	$213,176	$622,739	$615,332
Diagnostics and Genomics segment revenue	75,669	77,679	213,577	203,191
lntersegment revenue	(426)	(479)	(934)	(1,152)
Consolidated revenue	$294,146	$290,376	$835,382	$817,371

BIO-TECHNE CORPORATTON

SEGMENT OPERATING INCOME

(In thousands)

(Unaudited)

	QUARTER		NINE MONTHS
	ENDED		ENDED
	3/31/2023	3/31/2022	3/31/2023	3/31/2022
Protein Sciences segment operating income	$98,756	$96,750	$274,035	$280,131
Diagnostics and Genomics segment operating income	11,464	19,405	28,399	37,748
Segment operating income	110,220	116,155	302,434	317,879
Corporate general, selling, and administrative	(1,513)	(1,588)	(4,082)	(3,122)
Adjusted operating income	108,707	114,567	298,352	314,757
Cost recognized upon sale of acquired inventory	—	—	(400)	(1,596)
Amortization of intangibles	(19,286)	(18,173)	(57,694)	(54,942)
Acquisition related expenses and other	1,333	3,710	9,343	19,328
Eminence Impairment	—	—	—	(18,715)
Impact of partially-owned consolidated subsidiaries1)	—	(892)	647	(3,446)
Stock-based compensation, inclusive of employer taxes	(10,543)	(9,056)	(42,879)	(37,731)
Restructuring costs	—	291	(2,950)	(1,638)
Operating income	$80,211	$90,447	$204,419	$216,017

1) Includes the quarterly results of the partially-owned consolidated subsidiary prior to the sale of this partially-owned consolidated subsidiary to a third party in the first fiscal quarter of 2023.

BIO-TECHNE CORPORATTON

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

(In thousands)

(Unaudited)

	QUARTER		NINE MONTHS
	ENDED		ENDED
	3/31/2023	3/31/2022	3/31/2023	3/31/2022
Net earnings attributable to Bio-Techne	$70,218	$60,739	$209,779	$210,527
Net interest expense (income)	393	2,324	5,138	8,198
Depreciation and amortization	26,971	25,367	80,315	75,203
Income taxes (benefit)	9,978	8,628	40,385	21,150
EBITDA attributable to Bio-Techne	107,560	97,058	335,617	315,078
Costs recognized upon sale of acquired inventory	-	-	400	1,596
Acquisition related expenses and other	(1,187)	(3,616)	(8,670)	(19,046)
Eminence impairment	—	—	—	18,715
Gain on sale of partially owned consolidated subsidiaries	—	—	(11,682)	—
Stock-based compensation, inclusive of employer taxes	10,543	9,056	42,879	37,731
Restructuring costs	—	(291)	2,950	1,638
Investment (gain) loss and other	(314)	18,100	(38,328)	(16,530)
Impact of partially-owned consolidated subsidiaries1)	—	433	(241)	(5,748)
Adjusted EBITDA	$116,602	$120,740	$322,925	$333,434

1)	Net earnings attributable to Bio-Techne excludes non-controlling interest of approximately 43% of the GAAP net earnings or loss for Eminence. To prevent double-counting the non-controlling interest component within our Adjusted EBITDA calculation, the amount accounts for both the non-controlling interest within the GAAP metric and the impact of partially-owned consolidated subsidiaries within our Non-GAAP adjusted consolidated net earnings table

BIO-TECHNE CORPORATION

CONDENSED CASH FLOW

(In thousands)

(Unaudited)

	NINE MONTHS
	ENDED
	3/31/2023	3/31/2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings	$209,958	$201,184
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization	80,315	75,203
Costs recognized on sale of acquired inventory	400	1,596
Deferred income taxes	(22,651)	7,888
Stock-based compensation expense	41,315	33,777
Gain on sale of CCXI investment	(37,176)	—
Fair value adjustment to available for sale investments	(1,153)	(15,569)
Contingent consideration payments - operating	—	(3,300)
Fair value adjustment to contingent consideration payable	(10,350)	(20,600)
Asset impairment restructuring	—	546
Eminence impairment	—	18,715
Gain on sale of Eminence	(11,682)	—
Other operating activities	(77,976)	(76,885)
Net cash provided by (used in) operating activities	171,000	222,555
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(27,413)	(31,338)
Acquisitions, net of cash acquired	(101,184)	—
Investment of forward purchase contract	—	(25,000)
Investment in Wilson Wolf	(232,000)	—
Proceeds from sale of Eminence	17,824	—
Proceeds from sale of CCXI investment	73,219	—
Other investing activities	8,661	(21,943)
Net cash provided by (used in) investing activities	(260,893)	(78,281)
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends	(37,688)	(37,646)
Proceeds from stock option exercises	21,399	68,346
Long-term debt activity, net	114,000	(82,375)
Contingent consideration payments - financing	—	(700)
Share repurchases	(19,562)	(102,132)
Taxes paid on RSUs and net share settlements	(28,854)	(23,406)
Other financing activity	(2,457)	788
Net cash provided by (used in) financing activities	46,838	(177,125)
Effect of exchange rate changes on cash and cash equivalents	(2,230)	(5,419)
Net increase (decrease)in cash and cash equivalents	(45,285)	(38,270)
Cash and cash equivalents at beginning of period	172,567	199,091
Cash and cash equivalents at end of period	$127,282	$160,821